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     As filed with the Securities and Exchange Commission on August 6, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------


                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 4)


                               -------------------

                           DATRON SYSTEMS INCORPORATED
                        (Name of Subject Company--Issuer)

                               -------------------

                             GEM ACQUISITION CORP.,
               a wholly-owned subsidiary of The Titan Corporation

                              THE TITAN CORPORATION
                        (Name of Filing Persons--Offeror)

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                                  COMMON STOCK,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                               -------------------

                                   238173-10-8
                      (CUSIP Number of Class of Securities)

                               -------------------

                           NICHOLAS J. COSTANZA, ESQ.
                              THE TITAN CORPORATION
                             3033 SCIENCE PARK ROAD
                        SAN DIEGO, CALIFORNIA 92121-1199
                            TELEPHONE: (858) 552-9500
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                               -------------------

                                   COPIES TO:
                              Carl R. Sanchez, Esq.
                            Deyan P. Spiridonov, Esq.
                               Cooley Godward LLP
                        4365 Executive Drive, Suite 1100
                           San Diego, California 92121
                            Telephone: (858) 550-6000


/_/ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:


/X/ Third-party tender offer subject to Rule 14d-1.
/_/ Issuer tender offer subject to Rule 13e-4.
/_/ Going-private transaction subject to Rule 13e-3.
/X/ Amendment to Schedule 13D under Rule 13d-2.
/X/ CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE
    RESULTS OF THE TENDER OFFER.

            This final Amendment to the Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the expiration of an offer by The Titan Corporation, a Delaware corporation ("Titan"), through its wholly-owned subsidiary, Gem Acquisition Corp., a Delaware corporation ("Purchaser"), to exchange all outstanding shares of common stock, par value $0.01 per share, of Datron Systems Incorporated, a Delaware corporation ("Datron"), for shares of common stock, par value $0.01 per share, of Titan ("Titan Common Stock"), based on the exchange ratio described in the Prospectus referenced below (the "Offer").

         The Offer was made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of June 24, 2001, among Titan, Purchaser and Datron, which contemplates the Offer and the merger of Purchaser into Datron (the "Merger"). Titan has filed a registration statement with the Securities and Exchange Commission on Form S-4, as amended, relating to the shares of Titan Common Stock to be issued to stockholders of Datron in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are described in the Prospectus (as may from time to time be amended, supplemented or finalized) which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which have been filed as Exhibits (a)(1) and (a)(2) to this Schedule TO.

         The Offer expired at midnight New York City time on August 3, 2001. Titan accepted for payment all shares of common stock of Datron validly tendered and not properly withdrawn prior to the expiration of the Offer. The final exchange ratio in the Offer is 0.81919.

         All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Titan and Purchaser, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.





ITEM 11. ADDITIONAL INFORMATION.


         Item 11 is hereby amended and supplemented as follows:


         On August 6, 2001, Titan issued a press release announcing the expiration of the Offer and the acceptance for payment by Titan of all shares of Datron common stock tendered in the Offer. The press release is contained in Exhibit (a)(9) of this schedule TO and the information set forth in the press release is incorporated by reference.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER           DESCRIPTION
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(a)(8)   Text of press release issued by Titan, dated August 6, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 6, 2001


                                       THE TITAN CORPORATION



                                       By: /s/  Mark W. Sopp
                                          -----------------------------
                                       Name:    Mark W. Sopp
                                       Title:   Senior Vice President and
                                                Chief Financial Officer


                                       GEM ACQUISITION CORP.


                                       By: /s/  Mark W. Sopp
                                          -----------------------------
                                       Name:    Mark W. Sopp
                                       Title:   Chief Financial Officer

                                    EXHIBITS

EXHIBIT
NUMBER           DESCRIPTION
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(a)(8)   Text of press release issued by Titan, dated August 6, 2001.